Exhibit 99.1
TriplePoint Advisers LLC
2755 Sand Hill Road, Suite 150
Menlo Park, California 94025

November 5, 2024

TriplePoint Venture Growth BDC Corp.
2755 Sand Hill Road, Suite 150
Menlo Park, CA 94025
Attn: Mr. James P. Labe

Re:    Waiver of Certain Advisory Fees

Dear Mr. Labe:

Reference is hereby made to the Investment Advisory Agreement (the “Investment Advisory Agreement”), dated February 18, 2014, by and between TriplePoint Venture Growth BDC Corp. (the “Company”) and TriplePoint Advisers LLC (f/k/a TPVG Advisers LLC) (the “Adviser”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Investment Advisory Agreement.

Effective as of and beginning with the quarter ending March 31, 2025, until and including the quarter ending December 31, 2025, the Adviser has agreed to waive the portion of the investment income component of the Incentive Fee payable by the Company in a quarter under the Investment Advisory Agreement if and to the extent that, after payment of such investment income component of the Incentive Fee, the Company’s net investment income per share for such quarter (as calculated in accordance with generally accepted accounting principles in the United States) is below the Company’s quarterly distribution per share for such quarter.

No portion of the investment income component of the Incentive Fee waived by the Adviser shall be subject to recoupment by the Adviser.

Sincerely yours,

TriplePoint Advisers LLC

By:     /s/ Sajal K. Srivastava
Name:     Sajal K. Srivastava
Title:         Chief Investment Officer and President